Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table shows for Kingstone Companies, Inc. the ratio of consolidated earnings to fixed charges for each of the preceding five fiscal years. For purposes of calculating these ratios, (a) "earnings" consist of pre-tax income (loss) plus fixed charges less capitalized interest, and (b) "fixed charges" consist of interest expense.

	Fiscal Year Ended December 31,
	2016	2015	2014	2013		2012
Ratio:
Consolidated earnings (pretax)	$13,418,467	$10,309,073	$7,875,459	$2,776,587		$1,069,615
Plus fixed charges (interest expense)	-	-	-	$75,734		$81,616
Less capitalized interest	-	-	-	-		-
Consolidated earnings	$13,418,467	$10,309,073	$7,875,459	$2,852,321		$1,151,231

Fixed charges	-	-	-	$75,734		$81,616

Ratio	NA	NA	NA	37.66	x	14.11	x